Exhibit 99.1

Liminal BioSciences Reports First Quarter 2022 Financial Results and Business Highlights

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Planned Phase 1a Single Ascending Dose (“SAD”) clinical trial of fezagepras expected to commence in Q2 2022
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Completion of analysis of safety and pharmacokinetic (“PK”) data from Phase 1 Multiple Ascending Dose (“MAD”) clinical trial of fezagepras
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Repayment in full of the $39.1M secured loans and release of security on the Company’s assets
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Net loss of $11.2 million during the quarter ended March 31, 2022 compared to $20.8 million during the quarter ended March 31, 2021

LAVAL, CANADA, and CAMBRIDGE, ENGLAND – May 10, 2022 – Liminal BioSciences Inc. (Nasdaq: LMNL) (“Liminal BioSciences” or the “Company”), today reported its financial results for the first quarter ended March 31, 2022.

“We have already made significant progress in the first quarter of 2022 having eliminated the Company’s debt and refined our data-driven development plan for our pipeline,” stated Bruce Pritchard, Chief Executive Officer of Liminal BioSciences. “We look forward to providing more information on the outcome of the planned Phase 1a SAD clinical trial of fezagepras designed as a head-to-head comparison with sodium phenylbutyrate, in the third quarter of 2022. In addition, we have also made significant progress in the identification of high potency, small molecule antagonists of GPR84, including potential selective candidates for development from different structural classes to those GPR84 antagonists for which data has already been published. We expect to continue building on this momentum for the remainder of 2022. We will also continue to seek opportunities to streamline our corporate structure and monetize non-core assets as we work to deliver on our objective to build value for our shareholders.“

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First Quarter 2022 Financial Results

All figures presented in this section are in Canadian dollars.

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Cash was $61.2 million at March 31, 2022 while our working capital, i.e., the current assets net of current liabilities, was $42.7 million. During the first quarter of 2022, we repaid our secured loans for an aggregate amount of $39.1 million, thereby terminating the consolidated loan agreement with Structure Alpha LP (“SALP”), releasing the security granted in favor of SALP over the Company’s assets, including intellectual property, cancelling the warrants issued pursuant to the restructuring agreement and terminating the royalty stream agreement entered into between us and SALP.
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Research and development expenses were $4.4 million for the first quarter of 2022 compared to $4.9 million for the first quarter of 2021. The decrease in R&D expenses is mainly due to a decrease in third party clinical trial expense of $1.3 million which was partially offset by an increase in third party preclinical studies costs of $0.3 million, the absence of government grant credits recorded in the current period compared to $0.4 million in the comparative period and the recognition of an expense related to an upfront payment made under a royalty stream agreement of $0.4 million.
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Administration expenses were $4.9 million for the first quarter of 2022 compared to $8.1 million for the first quarter of 2021, representing a decrease of 40%. The decrease in administration expenses is primarily due to a decrease of $2.5 million in expense as a result of reduced directors’ and officers’ insurance premiums resulting from the change in the Company’s registered office from Quebec to Ontario in the later part of 2021 and a reduction in share-based payment expense of $0.6 million.
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Net loss from continuing operations, net of taxes was $11.4 million for the first quarter of 2022 compared to $14.0 million for the first quarter of 2021. The decrease in loss was mainly due to the reduction in administration expenses.

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Total Income (Loss) from discontinued operations was an income of $0.2 million for the first quarter of 2022 compared to a loss of $6.8 million in the first quarter of 2021. This decrease was mainly due to the fact that we had the full quarter impact of operations of the plasma-derived therapeutics segment during the quarter ended March 31, 2021, where during the quarter ended March 31, 2022, our discontinued operations income or losses were mainly affected by changes in the contract and development manufacturing organization lease liability and provision, remnants of the plasma-derived therapeutic segment, caused by increases in the inflation rate and variations in the discount rate.
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Net loss was a loss of $11.2 million for the first quarter of 2022 compared to a loss of $20.8 million for the first quarter of 2021.

About Liminal BioSciences Inc.

Liminal BioSciences is a clinical stage biopharmaceutical company focused on developing distinctive novel small molecule therapeutics for inflammatory, fibrotic, and metabolic diseases using our drug discovery platform and a data driven approach. The Company’s lead small molecule product candidate, fezagepras, has completed a Phase 1 MAD clinical trial and the Company anticipates conducting a Phase 1a SAD clinical trial in Q2 2022 to provide comparative data to support its development plan. In addition, the Company is also currently developing a selective GPR84 antagonist candidate and a selective OXER1 antagonist candidate. Our GPR84 and OXER1 antagonist programs are currently at the preclinical stage.

Liminal BioSciences has active business operations in Canada and the United Kingdom.

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Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast” and other similar expressions are intended to identify forward-looking statements. These statements include those related to Liminal BioSciences’ objectives, strategies and businesses that involve risks and uncertainties. Forward‐looking information includes statements concerning, among other things: advancement of Liminal Biosciences’ product candidates, the outcome of anticipated clinical trials; the analysis of our clinical trial data; the potential development of Liminal Biosciences’ R&D programs; the properties of our drug candidates; the timing of initiation or nature of preclinical and clinical trials and potential therapeutic areas; our ability to identify opportunities to streamline our corporate structure and monetize non-core assets and close on such opportunities or our ability to build value for our shareholders and reduce costs relating to contracts associated with the previous operations of the organization.

These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, risks associated with: the Company’s ability to develop, manufacture, and successfully commercialize product candidates, if ever; the impact of the COVID-19 pandemic on the Company’s workforce, business operations, clinical development, regulatory activities and financial and other corporate impacts; the availability of funds and resources to pursue R&D projects, clinical development, manufacturing operations or commercialization activities; the successful and timely initiation or completion of clinical trials; the ability to take advantage of financing opportunities or business opportunities in the pharmaceutical industry; the Company’s ability to resolve the Nasdaq listing deficiency and regain compliance with the Nasdaq Listing Rules; uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals; and general changes in economic conditions.

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You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the filings and reports the Company makes with the U.S. Securities and Exchange Commission and Canadian Securities Administrators, including in the Annual Report on Form 20-F for the year ended December 31, 2021, as well as other filings and reports Liminal Biosciences’ may make from time to time. Such risks may be amplified by the ongoing COVID-19 pandemic and any related impacts on Liminal BioSciences’ business and the global economy. As a result, we cannot guarantee that any given forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. We assume no obligation to update any forward-looking statement contained in this press release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

For further information please contact:

Corporate Contact

Shrinal Inamdar

Manager, Investor Relations and Communications

s.inamdar@liminalbiosciences.com

+1 450.781.0115

Media Contact

Kaitlin Gallagher

kgallagher@berrypr.com

+1 212.253.8881

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